June 9, 2023

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Attention: Taylor Beech

Re:	Carriage Services, Inc.

Registration Statement on Form S-3

File No. 333-272350

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carriage Services, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-272350 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on June 13, 2023, or as soon as practicable thereafter.

Very truly yours,

CARRIAGE SERVICES, INC.

/s/ L. Kian Granmayeh
L. Kian Granmayeh
Executive Vice President, Chief Financial Officer, and Treasurer
(Principal Financial Officer)

3040 Post Oak Boulevard    Suite 300    Houston, Texas 77056    Phone (713) 332-8400